Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134915

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated January 16, 2007.

Prospectus Supplement to Prospectus dated June 9, 2006.

1,608,849 Shares

National Financial Partners Corp.

Common Stock

All of the shares of our common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “NFP.” The last reported sale price of our common stock on January 12, 2007 was $44.61 per share.

Concurrently with this offering, we are offering $200,000,000 in aggregate principal amount of         % convertible senior notes due 2012 (plus up to an additional $30,000,000 in principal amount of notes if the underwriters exercise in full their option to purchase additional notes) in a public offering. We, however, may modify the principal amount of notes that we are offering. The consummation of this offering is not conditioned on the consummation of the offering of the convertible notes and vice versa.

Investing in the common stock involves certain risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount other than Apollo (as defined herein)	$	$
Underwriting discount (Apollo only) (1)	$	$
Proceeds, before expenses, to selling stockholders other than Apollo	$	$
Proceeds, before expenses (Apollo only) (1)	$	$

(1)	See “Summary—Concurrent Transactions” and “Underwriting.”

To the extent that the underwriters sell more than 1,608,849 shares of common stock, the underwriters have the option to purchase up to an additional 241,256 shares from the selling stockholders at the initial price to the public, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on January     , 2007.

Joint Book-running Managers

Goldman, Sachs & Co.	Banc of America Securities LLC

Joint Lead Manager

Merrill Lynch & Co.

Prospectus Supplement dated January     , 2007.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders may offer shares of common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that our selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus before investing in our common stock.

The terms “NFP,” “we,” “us,” and “our” refer to National Financial Partners Corp. and its consolidated subsidiaries.

SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our common stock discussed in the incorporated documents.

National Financial Partners Corp.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, we have grown internally and through acquisitions and operate a national distribution network with over 175 owned firms. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

We operate as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including, but not limited to, AIG, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot, Lincoln Benefit, Lincoln Financial Group, Lloyds of London, MassMutual, MetLife, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Financial, Protective, Prudential, Securian, Standard Insurance Company, Sun Life, Transamerica, United Healthcare, UnumProvident, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. On our website, www.nfp.com, we post the following filings as soon as reasonably practicable after they are electronically filed or furnished with the Securities and Exchange Commission, or the SEC: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings on our website are available free of charge. Information on our website does not constitute part of this prospectus supplement.

Industry Background

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	Long-term growth in the high net worth market. According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the segment of the high net worth market we generally target) grew at an estimated compounded annual rate of 15.7% during the period from 1996 to 2005.

•	Need for wealth transfer products. We expect the need for wealth transfer products and services to increase dramatically in the future. In 1999, and re-affirmed in 2003, the Center on Wealth and Philanthropy at Boston College (formerly the Social Welfare Research Institute at Boston College) estimated that (based on certain assumptions about future economic growth rates of household savings and asset values) at least $12 trillion of wealth transfers would occur from 1998 to 2017. Transfers of this magnitude will affect individuals, businesses and institutions.

•	Growth of employer-sponsored benefit plans. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $494 billion in 2000 to an estimated $735 billion in 2005, accounting for approximately 10% of employers’ total spending on compensation in 2005. Of the $735 billion, approximately 81% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long term care and disability insurance. We believe that these factors will continue to provide us with significant growth opportunities especially among the small and medium-size corporations we target for the sale of corporate benefits products and services. According to the U.S. Census Bureau, in 2004, there were approximately 2.3 million businesses employing between 5 and 999 employees.

•	Demand for unbiased solutions. We believe that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Distributors in this channel use an “open architecture” approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and growing entrepreneurial companies.

•	Size of the independent distribution channel. According to Cerulli Associates, assets under management in the independent distribution channel were $1.8 trillion as of December 31, 2005. We believe this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and growing entrepreneurial companies.

•	Continued consolidation within the financial services industry. Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1997, over 7,100 financial services mergers and other consolidation transactions have been completed in the United States and we believe that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, we believe the products and services requirements and economies of scale required to compete effectively for our target customers will increase. Additionally, we believe it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. We believe we provide a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders, while establishing ourselves as one of the premier independent distributors of financial services products and services on a national basis to our target markets. To help accomplish this goal, we intend to focus on the following key areas:

•	Capitalize on the growth of our attractive target markets. Our producers target customers in the high net worth and growing entrepreneurial corporate markets which have grown and whose demand for financial services we believe will continue to grow. We have built our distribution system by attracting specialists targeting these markets, and we expect to continue to enhance our network by adding additional producers.

•	Foster and enhance growth within our firms. Our firms have achieved an internal revenue growth rate of 14% in 2003, 16% in 2004, 22% in 2005 and 12% for the nine months ended September 30, 2006. We focus on acquiring high quality firms and employ a management structure that maintains the entrepreneurial spirit of our firms. Additionally, we have structured our acquisitions to reward the principals whose firms we acquire to continue to grow the businesses and make them increasingly profitable. We enhance the core growth potential of the firms by providing them with the benefits of being part of a national organization. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions and succession planning.

•	Continue to acquire high quality independent firms. We believe that substantial opportunities exist for further growth through disciplined acquisitions of high quality firms. We believe our target market for acquisitions includes over 4,000 life insurance and wealth transfer, corporate benefits and financial planning firms. We have demonstrated an ability to identify and acquire leading independent firms. As of September 30, 2006, we have acquired 212 firms since our founding. As a result, we have substantial experience in selecting and acquiring high quality firms. We believe that the independent distribution channel is under increasing pressure to continue its consolidation trend. With our strong experience, reputation and capital base, we believe we are well positioned to take advantage of additional acquisition opportunities. Occasionally, we examine opportunities to acquire firms that serve our target markets and provide products or services other than those in our three key areas. We may acquire one or more of these firms.

•	Realize further value through economies of scale. We contract with leading financial services products manufacturers for access to product and technical support by our owned firms and our affiliated third-party distributors. This allows us to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting and other support received by our firms.

Recent Developments

On December 21, 2006, we announced that we had executed definitive agreements or completed transactions representing six acquisitions since our announcement of earnings for the third quarter. Included among these transactions was our signing of a definitive agreement to acquire Balser Companies, a leading executive benefits firm, which would be our largest benefits acquisition. Founded in 1968, Balser serves the Fortune 500 market through its deferred compensation plans and supplemental executive plans, which include life insurance, disability and long term care. We agreed to pay approximately $52.8 million in a combination of cash and our common stock to the shareholders of Balser. The transaction, which is subject to customary closing conditions, is expected to close in the first quarter of 2007.

On January 16, 2007, we announced that we had completed three additional acquisitions effective in the first quarter of 2007. We paid $15.8 million in cash and expect to issue approximately 166,000 shares of our common stock for these three acquisitions.

On January 16, 2007, we also announced that, based on preliminary review and subject to final closing adjustments, we believed our cash earnings per share for the fourth quarter of 2006 would be broadly consistent with the consensus analyst estimate as reported on First Call. This view was consistent with the growth of our firms, acquisition activity, and the challenging life insurance underwriting environment.

Concurrent Transactions

Concurrently with this offering, we are offering $200 million aggregate principal amount of convertible senior notes due 2012 (plus up to an additional $30 million aggregate principal amount if the underwriters exercise their overallotment option in full), which we refer to as the convertible notes. Upon conversion, we will be required to pay cash or a combination of cash and our common stock based on specified formulas. The convertible notes will be offered by a separate prospectus supplement to the prospectus dated June 9, 2006. We will use the proceeds of the notes offering to:

•	pay the net cost of the convertible notes hedge and warrant transactions referred to below;

•	repurchase 2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in this offering) of common stock from Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (“Apollo”) in a privately negotiated transaction; and

•	repay a portion of outstanding amounts of principal and interest under our credit facility.

In connection with the convertible notes offering, we intend to enter into a convertible note hedge transaction with one or more of the underwriters (and/or one or more of its/their affiliates) (the “counterparty”). This transaction is expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into a warrant transaction with the counterparty. The warrant transaction could have a dilutive effect on our earnings per share to the extent that the price of our common stock during the measurement period at maturity of the warrant exceeds the strike price of the warrant. We intend to use approximately $             of the net proceeds from the convertible notes offering to pay the net cost of the convertible note hedge transaction and the warrant transaction. In connection with establishing its initial hedge of these transactions, the counterparty (and/or one of its affiliates) may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes.

In addition, the counterparty may modify its hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (including during any observation period related to the conversion of the notes) which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

On January 15, 2007, we entered into an agreement with Apollo to repurchase 2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in this offering) of our common stock from Apollo in a privately negotiated transaction. Apollo will sell these shares to us at the same price per share as the initial price per share to the public in this offering. After completion of the sales contemplated by the privately negotiated repurchase and this offering, Apollo will receive the same proceeds per share, net of underwriting discounts, for the shares it sold pursuant to the repurchase and in this offering, on an aggregate basis, as the other selling stockholders will receive for the shares they sold in this offering. The sale by Apollo to us will close on the same date as the settlement date of this offering.

The Offering

Common stock offered by the selling stockholders	1,608,849 shares

Common stock to be outstanding before this offering	38,996,259 shares

Common stock to be outstanding after this offering and concurrent transactions(1)	37,281,996 shares

Offering price	$ per share

Use of proceeds	We will not receive any proceeds from this offering.

Dividend policy	We paid a quarterly cash dividend of $0.18 per share of common stock on January 8, 2007, $0.15 per share of common stock on October 6, July 7, April 7 and January 6 in 2006, of $0.12 per share on October 7, July 7, April 7 and January 7 in 2005, and of $0.10 per share on October 7, July 7, April 7 and January 7 in 2004. We intend to continue to pay quarterly cash dividends on our common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

(1)	The number of shares of common stock outstanding after this offering and concurrent transactions is based on the number of shares outstanding as of the date of this prospectus supplement, assuming the underwriters do not exercise their option to purchase additional shares, as adjusted to give effect to (i) 285,737 shares that will be issued upon the exercise of stock options held by certain selling stockholders in connection with this offering and (ii) our repurchase of 2,000,000 shares of our common stock from Apollo in a privately negotiated transaction at the same price as the price to the public per share sold by the selling stockholders in this offering, which sale will close on the same date as the settlement date of this offering. Upon exercise of the convertible notes, we may be required to issue additional shares of our common stock, the maximum amount of which cannot be determined at this time. See “—Concurrent Transactions.”

Concurrent offering of convertible notes	Concurrently with this offering, we are offering by means of a separate prospectus supplement $200,000,000 in aggregate principal amount of % convertible senior notes due 2012 (plus up to an additional $30,000,000 in principal amount of notes if the underwriters exercise their overallotment option in full). We may modify the principal amount of the notes and the number of shares of common stock that we are offering.

The consummation of this offering is not conditioned on the consummation of the offering of the convertible notes and vice versa.

New York Stock Exchange symbol	NFP

Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares granted to them by the selling stockholders.

Summary Historical Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement. We derived the following summary financial information as of December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 from our audited consolidated financial statements. We derived the summary financial information as of September 30, 2005 and 2006 and for each of the three and nine months ended September 30, 2005 and 2006 from our unaudited consolidated financial statements and the related notes, each of which is incorporated by reference in this prospectus supplement. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

In each year since we commenced operations, we have completed a significant number of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement. As a result of our acquisitions, the results in the periods shown below may not be directly comparable.

	Years ended December 31,			(Unaudited) Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Commissions and fees	$464,426	$639,472	$891,446	$601,079	$767,644
Cost of services:(a)
Commissions and fees	111,625	163,781	247,810	172,827	250,752
Operating expenses (excludes amortization and depreciation shown separately below)	150,280	190,192	259,859	184,355	226,030
Management fees	94,372	145,073	208,613	116,685	150,185

Total cost of services	356,277	499,046	716,282	473,867	626,967

Gross margin	108,149	140,426	175,164	127,212	140,677

Corporate and other expenses:
General and administrative(a)	26,461	36,849	45,763	34,837	38,681
Amortization	16,461	19,550	23,709	17,412	20,652
Impairment of goodwill and intangible assets	9,932	4,791	8,057	5,102	6,197
Depreciation	4,748	6,658	7,815	5,571	6,655
Loss (gain) on sale of subsidiaries	1,754	(145)	(6,298)	317	72

Total corporate and other expenses	59,356	67,703	79,046	63,239	72,257

Income from operations	48,793	72,723	96,118	63,973	68,420

	Years ended December 31,			(Unaudited) Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Interest and other income	1,626	2,166	6,426	2,474	5,704
Interest and other expense	(3,580)	(2,782)	(5,531)	(4,534)	(5,365)

Net interest and other	(1,954)	(616)	895	(2,060)	339

Income before income taxes	46,839	72,107	97,013	61,913	68,759
Income tax expense	23,338	31,965	40,831	26,827	29,112

Net income	$23,501	$40,142	$56,182	$35,086	$39,647

Earnings per share—basic	$0.81	$1.19	$1.57	$0.99	$1.05

Earnings per share—diluted	$0.74	$1.10	$1.48	$0.93	$0.99

Weighted average shares outstanding—basic	29,021	33,688	35,679	35,320	37,614

Weighted average shares outstanding— diluted	31,725	36,640	38,036	37,718	40,196

Dividends declared per share	$0.10	$0.42	$0.51	$0.36	$0.45

	As of December 31,			(Unaudited) As of September 30,
	2003	2004	2005	2006
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$71,244	$83,103	$105,761	$ 115,146
Intangibles, net	232,665	273,207	340,969	388,211
Goodwill, net	218,002	281,212	357,353	438,555
Total assets	671,555	826,460	1,046,638	1,173,612
Borrowings(b)	—	—	40,000	111,000
Total stockholders’ equity	465,272	546,272	659,685	752,202

	Years Ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Other Data (unaudited):
Internal revenue growth(c)	14%	16%	22%	18%	12%
Internal net revenue growth(d)	14%	16%	17%	15%	8%
Total NFP-owned firms (at period end)	130	144	160	166	173

(a)

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 (collectively “SFAS 123R”) which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, “Statement of Cash Flows.” We adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, have not restated prior year amounts. Under the transition method, compensation expense for the nine months ended September 30, 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of, January 1, 2003, the date of the Company’s adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis. We evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and the impact was not deemed to be material. We measured the fair value for stock options using the Black-Scholes valuation model under SFAS 123 and will continue to use this model under SFAS 123R in 2006.

As a result of adopting SFAS 123R we recorded, for firm employees, principals and firm activities, a charge to cost of services of $2.3 million for the nine months ended September 30, 2006. Previously all stock-based compensation was included in general and administrative expense as a component of corporate and other expenses. We recorded $4.3 million and $3.1 million of such expense for the first nine months of 2006 and 2005, respectively, in corporate and other expenses—general and administrative. Total stock-based compensation for the nine months ended September 30, 2006 and 2005 were $6.6 million and $3.1 million, respectively. $4.5 million, $1.4 million and $0.2 million of stock-based compensation expense for the years ended 2005, 2004 and 2003, respectively, is included in corporate and other expenses—general and administrative to conform to the current period presentation.

(b)	Our borrowings are made under a bank line that is structured as a revolving credit facility and is due on August 22, 2011.

(c)	As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions” in our annual report on Form 10-K/A for the year ended December 31, 2005. With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The calculation is adjusted for intercompany transactions for all periods after December 31, 2005.

(d)	The growth of revenue less commissions and fees as a component of cost of services of firms included in the internal revenue growth calculation, as defined above.

RISK FACTORS

You should carefully consider each of the risks described below, together with all other information contained in this prospectus supplement and the accompanying prospectus before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results could be negatively affected, the market price of your shares could decline and you may lose all or part of your investment.

Risks Relating to Our Company

We may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect our growth.

We compete with numerous integrated financial services organizations, insurance brokers, insurance companies, banks and other entities to acquire high quality independent financial services distribution firms. Many of our competitors have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we do identify suitable candidates, we may not be able to complete any such acquisition on terms that are commercially acceptable to us. If we are unable to complete acquisitions, it may have an adverse effect on our earnings or revenue growth and negatively impact our strategic plan because we expect a portion of our growth to come from acquisitions.

We may be adversely affected if the firms we acquire do not perform as expected.

Even if we are successful in acquiring firms, we may be adversely affected if the acquired firms do not perform as expected. The firms we acquire may perform below expectations after the acquisition for various reasons, including legislative or regulatory changes that affect the products in which a firm specializes, the loss of key clients after the acquisition closed, general economic factors that impact a firm in a direct way and the cultural incompatibility of an acquired firm’s management team with us. The failure of firms to perform as expected at the time of acquisition may have an adverse effect on our internal earnings and revenue growth rates, and may result in impairment charges and/or generate losses or charges to our earnings if the firms are disposed. As of September 30, 2006, out of a total of 212 acquisitions, we have disposed of 18 firms and restructured our relationship with the principals of another 20 firms due to these factors.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

The business of providing financial services to high net worth individuals and growing entrepreneurial companies is highly competitive and we expect competition to intensify. Our firms face competition in all aspects of their business, including life insurance, wealth transfer and estate planning, corporate and executive benefits, and financial planning and investment advisory services. Our firms compete for clients on the basis of reputation, client service, program and product offerings and their ability to tailor products and services to meet the specific needs of a client.

We actively compete with numerous integrated financial services organizations as well as insurance companies and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that our firms do not currently offer and may not offer in the future. The passage of the Gramm-Leach-Bliley Act in 1999 reduced barriers to large institutions providing a wide range of financial services products and services. We believe, in light of increasing industry consolidation and the regulatory overhaul of the financial services industry, that competition will continue to increase from manufacturers and other marketers of financial services products.

Our competitors in the insurance, wealth transfer and estate planning business include individual insurance carrier-sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, we also compete with independent insurance intermediaries, boutique brokerage general agents and local distributors, including M Financial Group and The BISYS Group, Inc. In the employee benefits sector, we face competition from both national and regional groups. Our national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Hilb, Rogal and Hobbs Company, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Clark Consulting, Inc., Brown & Brown, Inc. and Willis Group Holdings Limited. Our regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies. In the financial planning and investment advisory business, we compete with a large number of investment management and investment advisory firms. Our competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions.

NFPSI also competes with numerous other independent broker-dealers, including Raymond James Financial, Inc., LPL Financial Services, FSC Securities Corporation, Cambridge Investment Research, Inc., Commonwealth Financial Network, Financial Network Investment Corporation, Walnut Street Securities, Inc. and Royal Alliance Associates, Inc.

Our operating strategy and structure may make it difficult to respond quickly to regulatory, operational or financial problems and to grow our business, which could negatively affect our financial results.

We operate through firms that report their results to our corporate headquarters on a monthly basis. We have implemented cash management and management information systems that allow us to monitor the overall performance and financial activities of our firms. However, if our firms delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of an important client or relationship with a financial services products manufacturer or a threatened professional liability or other claim or regulatory inquiry or other action, we may not be able to take action to remedy the situation on a timely basis. This in turn could have a negative effect on our financial results. In addition, if one of our firms were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

In addition, due in part to our management approach, we may have difficulty helping our firms grow their business. Our failure to facilitate internal growth, cross-selling and other growth initiatives among our firms may negatively impact our earnings or revenue growth.

Our dependence on the principals of our firms may limit our ability to effectively manage our business.

Most of our acquisitions result in the acquired business becoming our wholly owned subsidiary. The principals enter into management agreements pursuant to which they continue to manage the acquired business. The principals retain responsibility for day-to-day operations of the acquired business for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of our management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the unanimous consent of the board of directors of the acquired business, which always includes a representative of our management. The principals also maintain the primary relationship with clients and, in some cases, vendors. Although we maintain internal controls that allow us to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the principals. Unsatisfactory performance by these principals could hinder our ability to grow and could have a material adverse effect on our business and the value of our common stock.

Elimination or modification of the federal estate tax could adversely affect revenue from our life insurance, wealth transfer and estate planning businesses.

Legislation enacted in the spring of 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. Although President Bush and some members of Congress have expressed a desire to provide for a permanent repeal of the estate tax, under the Democrat-led Congress elected in 2006, a more likely scenario is for a compromise that could result in additional increases in the size of estates exempt from the federal estate tax and perhaps further reductions in the federal estate tax rate, as opposed to a permanent repeal of the federal estate tax. As enacted, EGTRRA has had a modest negative impact on our revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. Should additional legislation be enacted that provides for any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, it could have a material adverse effect on our revenue. There can be no assurance that a bill will not be enacted or, alternatively, that other legislation will not be enacted that would have a further negative impact on our revenue.

A change in the tax treatment of life insurance products we sell or a determination that these products are not life insurance contracts for federal tax purposes could reduce the demand for these products, which may reduce our revenue.

The market for many life insurance products we sell is based in large part on the favorable tax treatment, including the tax-free build up of cash values and the tax-free nature of death benefits, that these products receive relative to other investment alternatives. A change in the tax treatment of the life insurance products we sell or a determination by the IRS that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. In addition, the IRS from time to time releases guidance on the tax treatment of products we sell. If the provisions of the tax code were changed or new federal tax regulations and IRS rulings and releases were issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment or subject holders to special tax reporting requirements, the demand for the life insurance contracts we sell could decrease, which may reduce our revenue and negatively affect our business.

Under current law, both death benefits and accrual of cash value under a life insurance contract are treated favorably for federal income tax purposes. From time to time, legislation that would affect such tax treatment has been proposed, and sometimes it is enacted. For example, federal legislation that would eliminate the tax-free nature of corporate-owned and bank-owned life insurance in certain narrow circumstances was introduced in 2004 and enacted in 2006. Although the effect of the legislation was mitigated as many of our firms, in line with the life insurance industry generally, modified their business practices in advance of this legislation in order to remain eligible for the tax benefits on such insurance acquisitions, there can be no assurance that our firms will be able to anticipate and prepare for future legislative changes in a timely manner. In addition, a proposal that would have imposed an excise tax on the acquisition costs of certain life insurance contracts in which a charity and a person other than the charity held an interest was included in the Administration’s Fiscal Year 2006 Budget, but the provision was not ultimately enacted. The recently enacted Pension Protection Act of 2006 requires the Treasury Department to conduct a study on these contracts, and it is possible that an excise tax or similarly focused provision could be imposed in the future. Such a provision could adversely affect, among other things, the utility of and the appetite of clients to employ insurance strategies involving charitable giving of life insurance policy benefits when the policy is or has been owned by someone other than the charity, and our revenue from the sale of policies pursuant to such strategies could materially decline.

On October 22, 2004, President Bush signed into law H.R. 4520, the “American Jobs Creation Act of 2004,” which included provisions affecting deferred compensation arrangements for taxable and tax-exempt employers. The legislation created new Section 409A of the Internal Revenue Code which applies to voluntary deferred compensation arrangements, supplemental executive retirement plans, stock appreciation rights and certain other arrangements which have the effect of deferring compensation. Section 409A generally applies to compensation deferrals made after December 31, 2004. Among other things, Section 409A modifies the times at which distributions are permitted from nonqualified deferred compensation arrangements and will require that elections to defer compensation be made earlier than is current practice for many plans. Certain of our firms sell deferred compensation plans and many of these plans will have to be modified in accordance with these new rules prior to December 31, 2007. Because of the time and effort required to come into compliance with the new rules, our revenue may be reduced during this transition period. We cannot predict the long-term impact that the new rules will have on us.

Changes in the pricing, design or underwriting of insurance products could adversely affect our revenue.

Adverse developments in the insurance markets in which we operate could lead to changes in the pricing design or underwriting of insurance products that result in these products becoming less attractive to our customers. For example, we believe that changes in the reinsurance market that make it more difficult for insurance carriers to obtain reinsurance coverage for life insurance, including certain types of financed life insurance transactions, have caused some insurance carriers to become more conservative in their underwriting, and to change the design and pricing of universal life policies, which may have reduced their attractiveness to customers. Regulatory developments also could affect product design and the attractiveness of certain products. For example, in December 2005, the Office of the General Counsel of the New York Insurance Department issued an opinion on certain financed life insurance transactions that led to changes in the design and demand for financed life insurance products generally. Any developments that reduce the attractiveness of insurance-related products could result in fewer sales of those products and adversely affect our revenue.

Because the commission revenue our firms earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates could result in revenue decreases for us.

We are engaged in insurance agency and brokerage activities and derive revenue from commissions on the sale of insurance products to clients that are paid by the insurance underwriters from whom our clients purchase insurance. These commission rates are set by insurance underwriters and are based on the premiums that the insurance underwriters charge. Commission rates and premiums can change based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within our control, include the capacity of insurance underwriters to place new business, underwriting and non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

We cannot predict the timing or extent of future changes in commission rates or premiums. As a result, we cannot predict the effect that any of these changes will have on our operations. These changes may result in revenue decreases for us, which may adversely affect our results of operations for the periods in which they occur.

While we do not believe we have experienced any significant revenue reductions in the aggregate in our business to date due to the following occurrences, we are aware of several instances in the last three years of insurance underwriters reducing commission payments on certain life insurance and employee benefits products.

Our business is subject to risks related to litigation and regulatory actions.

From time to time, we are subject to lawsuits and other claims arising out of our business operations, including actions relating to the suitability of insurance and financial services products we sold to customers and complaints arising out of industry-wide scrutiny of contingent commissions practices. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on our results of operations and financial condition.

From time to time, we are also subject to new laws and regulations and regulatory actions, including investigations. Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, including actions taken by the New York Attorney General’s office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to the insurance and other financial products we market. In addition, several insurance companies have recently agreed with regulatory authorities to end the payment of contingent commissions on insurance products. A portion of our earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If we were required to or chose to end these arrangements or if these arrangements were no longer available to us, our revenue and results of operations could be adversely affected.

During 2004, several of our subsidiaries received subpoenas and other informational requests from governmental authorities, including the New York Attorney General’s Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. We cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, we received a subpoena from the New York Attorney General’s Office seeking information regarding life settlement transactions. One of our subsidiaries received a subpoena seeking the same information. The investigation is ongoing and we are unable to predict the investigation’s ultimate outcome. Any changes that are adopted by us, the federal government or the states where we market insurance or conduct life settlements or other insurance-related business could adversely affect our revenue and financial results.

In December 2006, a key committee of the National Association of Insurance Commissioners, or NAIC, approved amendments to the NAIC Viatical Settlements Model Act. The amended model act will be advanced to the NAIC’s executive committee and plenary for final approval. The amended model act, among other things, would prohibit the sale of a life insurance policy into the secondary market for five years from the date of issuance, subject to limited exceptions. We are unable to predict the effect on the life settlement industry the amended model act would have if approved in its current form. If approved, the amended model act generally would serve as a template for new state insurance laws relating to life settlement transactions and may have the effect of reducing the number of life settlement transactions generally, which may lead to a decrease in our revenue. In 2005, management believes approximately 6 to 8% of our total revenue was derived from fees earned on the settlement of life insurance policies into the secondary market. Should the amended NAIC Viatical Settlements Model Act be adopted or other new regulations or practices that adversely affect the life settlement industry be instituted, our revenue could be adversely impacted. We, however, are unable to quantify the adverse effect any such regulations or practices could have on our revenue and business.

We cannot predict the effect of any current or future litigation, regulatory activity or investigations on our business. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. We could also be materially adversely affected by the negative publicity related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

Legislative, legal, and regulatory developments concerning financial services products we provide may negatively affect our business and financial results. For example, continuing investigations and proceedings regarding late trading and market timing in connection with mutual funds and variable insurance products could result in new industry-wide legislation, rules or regulations that could significantly affect distributors of financial services products such as ourselves. Similar to certain mutual fund and insurance companies and other broker-dealers, NFPSI has been contacted by the National Association of Securities Dealers, or NASD, and requested to provide information relating to market timing and late trading. NFPSI is cooperating with the regulatory authorities. Although we are not aware of any systemic problems with respect to market timing and late trading that would have a material adverse effect on our consolidated financial position, we cannot predict the course that the existing inquiries and areas of focus may take or the impact that any new laws, rules or regulations may have on our business and financial results.

Our revenue and earnings may be affected by fluctuations in interest rates, stock prices and general economic conditions.

General economic and market factors, such as changes in interest rates or declines or significant volatility in the securities markets, can affect our commission and fee income. These factors can affect the volume of new sales and the extent to which clients keep their policies in force year after year or maintain funds in accounts we manage. Equity returns and interest rates can have a significant effect on the sale of many employee benefit programs whether they are financed by life insurance or other financial instruments. For example, if interest rates increase, competing products offering higher returns could become more attractive to potential purchasers than the programs and policies we market and distribute. A portion of our recent sales of life insurance products includes sales of financed life insurance products. If interest rates increase, the availability or attractiveness of such financing may decrease, which may reduce our new sales of life insurance products. Further, a decrease in stock prices can have a significant effect on the sale of financial services products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts. In addition, a portion of our earnings is derived from fees, typically based on a percentage of assets under management, for our firms offering financial advice and related services to clients. Further, our firms earn recurring commission revenue on certain products over a period after the initial sale, provided the customer retains the product. These factors may lead customers to surrender or terminate their products, ending these recurring revenues. A portion of our earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by us. If investors were to seek alternatives to our firms’ financial planning advice and services or to our firms’ insurance products and services, it could have a negative effect on our revenue. We cannot guarantee that we will be able to compete with alternative products if these market forces make our firms’ products and services unattractive to clients. Finally, adverse general economic conditions may cause potential customers to defer or forgo the purchase of products that our firms sell, for example, to invest more defensively or to surrender products to increase personal cash flow. General economic and market factors may also slow the rate of growth, or lead to a decrease in the size, of the high net worth market and the number of small and medium-size corporations. For example, the size of the high net worth market decreased in 2001 and 2002, in part due to these factors, including in particular the decline in the equity markets. Further, assets under management in the independent distribution channel for financial services products declined in 2002 as a result of the same factors.

If we are required to write down goodwill and other intangible assets, our financial condition and results would be negatively affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of September 30, 2006, goodwill of $438.6 million, net of accumulated amortization of $12.6 million, represented 58.3% of our total stockholders’ equity. As of September 30, 2006, other intangible assets, including book of business, management contracts, institutional customer relationships and trade name, of $388.2 million, net of accumulated amortization of $107.0 million, represented 51.6% of our total stockholders’ equity.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142), which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but instead be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets will continue to be amortized over their useful lives. In accordance with FAS 142, we recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $5.7 million, $2.4 million, $3.1 million and $3.2 million for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144). In accordance with FAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognized an impairment loss on identifiable intangible assets subject to amortization of $4.2 million, $2.4 million, $5.0 million and $3.0 million for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of these assets. Any write-down would have a negative effect on our stockholders’ equity and financial results.

Failure to comply with or changes in state and federal laws and regulations applicable to us could restrict our ability to conduct our business.

The financial services industry is subject to extensive regulation. Our firms are currently licensed to conduct business in the 50 states, the District of Columbia and Puerto Rico, and are subject to regulation and supervision both federally and in each of these jurisdictions. In general, this regulation is designed to protect clients and other third parties that deal with our firms and to ensure the integrity of the financial markets, and is not designed to protect our stockholders. Our firms’ ability to conduct business in the jurisdictions in which they currently operate depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Failure to comply with all necessary regulatory requirements, including the failure to be properly licensed or registered, can subject our firms to sanctions or penalties. In addition, there can be no assurance that regulators or third parties will not raise material issues with respect to our firms past or future compliance with applicable regulations or that future regulatory, judicial or legislative changes will not have a material adverse effect on our company.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the NAIC continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts and simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles. In addition, various forms of direct federal regulation of insurance have been proposed in recent years. These proposals have included “The Federal Insurance Consumer Protection Act of 2003” and “The State Modernization and Regulatory Transparency Act.” The Federal Insurance Consumer Protection Act of 2003 would have established comprehensive and exclusive federal regulation over all “interstate insurers,” including all life insurers selling in more than one state. This proposed legislation was not enacted. The State Modernization and Regulatory Transparency Act would maintain state-based regulation of insurance but would change the way that states regulate certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. This proposed legislation remains pending. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if adopted, such laws may have on our business, financial condition or results of operation.

Several of our subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the SEC and self-regulatory organizations, principally the NASD and the national securities exchanges, such as the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity industries. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or our business and, if so, to what degree.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of our firms are investment advisers registered with the SEC under the Investment Advisers Act of 1940, as amended, or Investment Advisers Act, and certain of our firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment

Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

Our revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of our firms’ principals because the revenue and earnings of many of our firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

The geographic concentration of our firms could leave us vulnerable to an economic downturn or regulatory changes in those areas, resulting in a decrease in our revenue.

Our firms located in New York produced approximately 13.5%, 12.2%, 9.2% and 10.0% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Our firms located in Florida produced approximately 14.0%, 15.4%, 19.2% and 14.8% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively. Our firms located in California produced approximately 11.9%, 11.3%, 9.6% and 11.3% of our revenue for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

Because our business is concentrated in these three states, the occurrence of adverse economic conditions or an adverse regulatory climate in any of these states could negatively affect our financial results more than would be the case if our business were more geographically diversified. A weakening economic environment in any state or region could result in a decrease in employment or wages that may reduce the demand for employee benefit products in that state or region. Reductions in personal income could reduce individuals’ demand for various financial products in that state or region. Between 2000 and 2002, one of our firms involved in employee and executive benefits experienced decline in revenue due to reductions in employment in the financial services sectors in New York.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success substantially depends on our ability to attract and retain key members of our senior management team and the principals of our firms. If we lose one or more of these key employees or principals, our ability to successfully implement our business plan and the value of our common stock could be materially adversely affected. Jessica M. Bibliowicz, the chairman of our board of directors, president and chief executive officer, is particularly important to our company. Although she has an employment agreement, there can be no assurance that she will serve the term of her employment agreement or renew her employment agreement upon expiration. Other than with respect to Ms. Bibliowicz and many of the principals of our firms, we do not maintain key person life insurance policies.

The securities brokerage business has inherent risks.

The securities brokerage and advisory business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, or in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the ownership of securities, trading, counterparty failure to meet commitments, client fraud, employee processing errors, misconduct and fraud (including unauthorized transactions by registered representatives), failures in connection with the processing of securities transactions and litigation. We cannot be certain that our risk management procedures and internal controls will prevent losses from occurring. A substantial portion of our total revenue is generated by NFPSI, and any losses at NFPSI due to the risks noted above could have a significant effect on our revenue and earnings.

Failure to comply with net capital requirements could subject our wholly owned broker-dealers to suspension or revocation of their licenses by the SEC or expulsion from the NASD.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from the NASD and other regulatory bodies, which ultimately could prevent NFPSI or our other broker-dealers from performing as a broker-dealer. Although our broker-dealers have compliance procedures in place to ensure that the required levels of net capital are maintained, there can be no assurance that our broker-dealers will remain in compliance with the net capital requirements. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or our other broker-dealers, which could harm our business.

Our business, financial condition and results of operations may be negatively affected by errors and omissions claims.

We have significant insurance agency, brokerage and intermediary operations as well as securities brokerage and investment advisory operations and activities, and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance, effecting securities transactions and rendering investment advice. These activities involve substantial amounts of money. Since errors and omissions claims against our firms may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to place coverage or effect securities transactions on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have errors and omissions insurance coverage to protect us against the risk of liability resulting from alleged and actual errors and omissions by us and our firms. Recently, prices for this insurance have increased and coverage terms have become far more restrictive because of reduced insurer capacity in the marketplace. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Although management does not believe that claims against our firms, either individually or in the aggregate, will materially affect our business, financial condition or results of operations, there can be no assurance that we will successfully dispose of or settle these claims or that insurance coverage will be available or adequate to pay the amounts of any award or settlement.

Our business, financial condition and results of operations may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Because our firms’ clients can withdraw the assets our firms manage on short notice, poor performance of the investment products and services our firms recommend or sell may have a material adverse effect on our business.

Our firms’ investment advisory and administrative contracts with their clients are generally terminable upon 30 days’ notice. These clients can terminate their relationship with our firms, reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates, financial market performance and personal client liquidity needs. Poor performance of the investment products and services that our firms recommend or sell relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

Our results of operations could be adversely affected if we are unable to facilitate smooth succession planning at our firms.

We seek to acquire firms in which the principals are not ready to retire, but instead will be motivated to grow their firm’s earnings and participate in the growth incentives we offer. However, we cannot predict with certainty how long the principals of our firms will continue working. The personal reputation of the principals of our firms and the relationships they have are crucial to success in the independent distribution channel. Upon retirement of a principal, the business of a firm may be adversely affected if that principal’s successor in the firm’s management is not as successful as the original principal. Although we have had few successions to date as a result of our short operating history, succession will be a larger issue for us in the future. We will attempt to facilitate smooth transitions but if we are not successful, our results of operations could be adversely affected.

Government regulation relating to the supplemental executive benefits plans we design and implement could negatively affect our financial results.

In our executive benefits business, we have designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year’s premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax advantages. However, in recent years, the IRS has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as compensation or loans for federal income tax purposes. In addition, the Sarbanes-Oxley Act has affected these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors or executives. Because a split dollar life insurance arrangement between a public company and its directors or executives is viewed as a personal loan, we have faced a reduction in sales of split dollar life insurance policies to our clients that are subject to the Sarbanes-Oxley Act. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive of, or otherwise affecting, these arrangements. As a result, our supplemental executive retirement plans that use split dollar life insurance have become less attractive to some of our firms’ customers, which could result in lower revenue to us, and, in recent years we have seen a reduction in sales of split dollar life insurance policies to our clients.

Our business is dependent upon information processing systems.

Our ability to provide financial services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade our information processing capabilities. As we continue to grow, we will need to continue to make investments in new and enhanced information systems. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our business and the value of our common stock. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business. These new revisions and upgrades may not be appropriate for our business. Although we have experienced no significant breaches of our network security by unauthorized persons, our systems may be subject to infiltration by unauthorized persons. If our systems or facilities were infiltrated and damaged by unauthorized persons, our clients could experience data loss, financial loss and significant business interruption. If that were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

We may overestimate management fees advanced to principals and/or certain entities they own, which may negatively affect our financial condition and results.

We typically advance management fees monthly to principals and/or certain entities they own. We set each principal’s and/or such entity’s management fee amount after estimating how much operating cash flow the firm that the principal and/or such entity manages will produce. If the firm produces less operating cash flow than what we estimated, an overadvance may occur, which may negatively affect our financial condition and results. Further, since contractually we are unable to unilaterally adjust payments to the principals and/or certain entities they own until after a three, six or nine-month calculation period depending on the firms, we may not be able to promptly take corrective measures, such as adjusting the monthly management fee lower or requiring the principal and/or such entity to repay the overadvance within a limited time period. In addition, if a principal and/or certain entities they own fail to repay an overadvance in a timely manner and any security we receive from the principal and/or such entities for the overadvance is insufficient, our financial condition and results may be negatively affected, which could negatively affect our results of operations.

NFPSI relies heavily on Pershing and Fidelity, its clearing firms, and termination of its agreements with the clearing firms could harm its business.

Pursuant to NFPSI’s clearing agreements with Pershing and Fidelity, the clearing firms process all securities transactions for NFPSI’s account and the accounts of its clients. Services of the clearing firms include billing and credit extension and control, receipt, custody and delivery of securities. NFPSI is dependent on the ability of its clearing firms to process securities transactions in an orderly fashion. Clearing agreements with Pershing and Fidelity may be terminated by either party upon 90 days’ prior written notice. If these agreements were terminated, NFPSI’s ability to process securities transactions on behalf of its clients could be adversely affected.

Risks Related to Our Common Stock

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering and the concurrent transactions, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. We, our directors, officers and certain stockholders who are a party to our second amended and restated stockholders agreement and/or a subsequent lock-up agreement, who we refer to as covered stockholders, will agree, with limited exceptions, for a period of 90 days after the date of this prospectus, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Securities Act.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering and the concurrent transactions, we will have an aggregate of 125,485,801 shares of common stock authorized but unissued and not reserved for issuance under our option and compensation plans. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions of other financial services firms and intend to issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions, the exercise of stock options, restricted stock units or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering. In addition, we may issue a substantial number of shares of our common stock upon conversion of the convertible notes.

The price of our common stock may fluctuate significantly, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including our inability to acquire suitable acquisition candidates, a decrease in insurance premiums and commission rates, actual or anticipated variations in our quarterly financial results, changes in financial estimates for us by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Provisions of Delaware law, our stockholders agreement and our convertible notes could result in our current management becoming entrenched and therefore could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. This provision in

Delaware law could result in our current management becoming entrenched and therefore delay or prevent a change in control of our company, which could adversely affect the price of our common stock. In addition, the repurchase rights set forth in the convertible notes triggered by, among other things, the occurrence of a change of control, and the additional shares of our common stock by which the conversion rate of the convertible notes is increased in connection with such change in control, could discourage a potential acquiror.

The convertible note hedge and warrant transactions that we will enter into in connection with the concurrent convertible note transactions may affect the value of our common stock.

In connection with the offering of the convertible notes, we intend to enter into a convertible note hedge transaction with the counterparty. These transactions are expected to reduce the potential equity dilution upon conversion of the convertible notes. We also intend to enter into a warrant transaction with the counterparty. We expect to use approximately $             of the net proceeds of the offering of the convertible notes to pay the net cost of the convertible note hedge and warrant transactions. If the underwriters exercise their overallotment option to purchase additional convertible notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. In such event, we would also expect to enter into an additional warrant transaction. These transactions will be accounted for as an adjustment to our stockholders’ equity.

In connection with establishing its initial hedge of these transactions, the counterparty may enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the convertible notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the convertible notes. In addition, the counterparty may modify its hedge positions following the pricing of the convertible notes from time to time prior to conversion or maturity of the convertible notes including by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions (including during any observation period related to a conversion of the convertible notes), which could adversely affect the value of our common stock or could have the effect of increasing or preventing a decline in the value of our common stock.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of our common stock. In addition, we do not make any representation that the counterparty will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations.

These forward-looking statements are based on management’s current views with respect to future results, and are subject to risks and uncertainties. Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts’ reports and opinions, and trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high-quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in the pricing, design or underwriting of insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•	uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth in our filings with the SEC and in this prospectus supplement.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares in this offering.

PRICE RANGE OF COMMON STOCK

Our shares of common stock have been traded on the NYSE under the symbol “NFP” since our initial public offering in September 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday prices of our common stock for the periods indicated as reported on the NYSE.

Period	High	Low
2003
Third Quarter (beginning September 18)	$28.10	$25.70
Fourth Quarter	28.17	24.71

2004
First Quarter	33.99	27.14
Second Quarter	36.27	29.12
Third Quarter	37.37	31.45
Fourth Quarter	39.44	22.47

2005
First Quarter	42.88	34.94
Second Quarter	43.90	36.20
Third Quarter	46.45	38.15
Fourth Quarter	53.69	41.45

2006
First Quarter	59.61	49.08
Second Quarter	58.09	38.87
Third Quarter	45.63	34.20
Fourth Quarter	47.87	37.09

2007
First Quarter (through January 12, 2007)	46.02	43.27

On January 12, 2007, the last quoted price per share of our common stock on the NYSE was $44.61. As of January 12, 2007, we had approximately 603 stockholders of record and approximately 21,108 beneficial holders of our common stock.

DIVIDEND POLICY

We paid a quarterly cash dividend of $0.18 per share of common stock on January 8, 2007, $0.15 per share of common stock on October 6, July 7, April 7 and January 6 in 2006, of $0.12 per share on October 7, July 7, April 7 and January 7 in 2005, and of $0.10 per share on October 7, July 7, April 7 and January 7 in 2004. We intend to continue to pay quarterly cash dividends on our common stock. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2006:

•	on an actual basis, and

•	on an as adjusted basis to give effect to the following transactions, as if each such transaction had occurred on September 30, 2006:

•	our receipt of proceeds, net of underwriting discounts and commissions and $380,000 of estimated fees and expenses, in an amount of $ million from our issuance of convertible notes in a principal amount of $200 million as described under “Summary—Concurrent Transactions” and the use of these net proceeds, including;

•	the repayment of a portion of outstanding amounts of principal and interest under our credit facility in the amount of $ ;

•	the payment of the net cost to us of the convertible note hedge and warrant transactions described under “Summary—Concurrent Transactions;” and

•	the use of $ million for our repurchase of 2,000,000 shares of common stock from Apollo in a privately negotiated transaction, which sale will close on the same date as the settlement date of this offering. See “Summary—Concurrent Transactions.”

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus supplement.

	As of September 30, 2006
	Actual	As Adjusted (1)
	(in thousands, except per share data)
Cash and cash equivalents	$115,146

Borrowings(2)	111,000
Convertible senior notes	—
Stockholders’ equity:
Preferred stock, $0.01 par value: 200,000 shares authorized; none issued	—
Common stock, $0.10 par value: Authorized 180,000 shares; 39,932 issued and 38,430 outstanding	3,987
Additional paid-in capital	694,761
Retained earnings	90,397
Treasury stock, 1,438 shares, at cost	(36,943)
Total stockholders’ equity	752,202

Total capitalization	$863,202

(1)	Assumes no exercise by the underwriters of their overallotment options, no additional repurchase of shares from Apollo and no exercise by us of our option to enter into additional hedge and warrant transactions should the underwriters exercise their overallotment option.
(2)	Our borrowings are made under a bank line that is structured as a revolving credit facility and is due on August 22, 2011.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of January 12, 2007 about the beneficial ownership of our common stock by:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and, in general, holders having voting or investment power with respect to a security are beneficial owners of that security. Unless otherwise indicated, to our knowledge, all persons listed in the table below have sole voting and investment power with respect to their shares. Shares of common stock issuable pursuant to options or restricted stock units, to the extent such options are currently exercisable or such options or restricted stock units will vest within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option or restricted stock unit, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is: c/o National Financial Partners Corp., 787 Seventh Avenue, 11th Floor, New York, New York 10019.

The percentage of beneficial ownership of our common stock before this offering is based on 38,996,259 shares of our common stock outstanding as of January 12, 2007. The percentage of beneficial ownership of our common stock after this offering is based on 37,281,996 shares of our common stock outstanding, which gives effect to (i) 285,737 shares that will be issued upon the exercise of stock options held by certain selling stockholders in connection with this offering and (ii) our repurchase of 2,000,000 shares of our common stock from Apollo in a privately negotiated transaction, which sale will close on the same date as the settlement date of this offering. See “Summary—Concurrent Transactions.” The table assumes that the underwriters will not exercise their overallotment option. If the underwriters exercise their overallotment option, the selling stockholders will sell the additional shares necessary to satisfy the option exercise ratably in proportion to the number of shares offered by the selling stockholders before the option exercise. In addition, the number of shares we repurchase from Apollo in the privately negotiated transaction will increase proportionally (up to 2,300,000 shares if the underwriters exercise their option to purchase additional shares in full in this offering).

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder Name	Number	Percentage		Number	Percentage
Executive Officers and Directors

Jessica M. Bibliowicz(1)	661,248	1.70%	—	661,248	1.77%
Mark C. Biderman(2)	195,782	0.50	—	195,782	0.53
Robert R. Carter(3)	159,967	0.41	—	159,967	0.43
Douglas W. Hammond(4)	55,677	0.14	—	55,677	0.15
Jeffrey A. Montgomery(5)	53,389	0.14	—	53,389	0.14
Stephanie W. Abramson(6)	16,340	0.04	—	16,340	0.04
Arthur S. Ainsberg(7)	23,840	0.06	—	23,840	0.06
Marc E. Becker(8)	—		—	—	—
John A. Elliott(9)	7,607	0.02	—	7,607	0.02
Shari Loessberg(10)	9,840	0.03	—	9,840	0.03
Kenneth C. Mlekush(11)	11,007	0.03	—	11,007	0.03
All executive officers and directors as a group (14 persons)	1,291,540	3.31%	6,153	1,285,387	3.45%

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder Name	Number	Percentage		Number	Percentage
5% Stockholders

Apollo Management IV, L.P.(12)	3,875,037	9.94%	500,019	1,375,018	3.69%
Atticus Capital LP(13)	2,050,300	5.26%	—	2,050,300	5.50%

Other Selling Stockholders(14)

Adam Marc Katz Trust Dtd 10/10/89, Stuart M. Katz, Trustee	2,086	*	1,008	1,078	*
John S. Adams	2,258	*	1,692	566	*
Kimberly L. Adams	1,355	*	381	974	*
Alan L. Kaye 1993 Irrevocable Trust dated 3/12/93	4,000	*	750	3,250	*
Carole and Barry Kaye Foundation(15)	25,000	*	25,000	—	*
David Alexander(16)	20,670	*	6,666	14,004	*
Deborah Dentry Baggett	6,000	*	3,600	2,400	*
M.L. Ballew, III	577	*	226	351	*
Suzanne Butwin Bell	10,000	*	6,000	4,000	*
Timothy R. Bell	7,985	*	1,223	6,762
Michael S. Benoit(17)	6,963	*	3,287	3,676	*
Biborosch Family Limited Partners	6,265	*	2,460	3,805	*
Richard F. Biborosch	1,361	*	536	825	*
Robert L. Bingham(18)	10,959	*	2,025	8,934	*
William J. Bingham(19)	8,766	*	3,038	5,728	*
Kevin H. Blood	4,167	*	1,249	2,918	*
Michael Book	25,508	*	7,406	18,102	*
Brenda Blythe Trust(20)	420,269	1.08	132,419	287,850	*
Kevin Lee Brown(21)	15,384	*	7,626	7,758	*
Richard W. Brown	5,537	*	666	4,871	*
Clinton D. Bucher	1,881	*	1,128	753	*
Dennis P. Buckalew	2,880	*	719	2,161	*
Kevin P. Burke(22)	2,408	*	752	1,656	*
Leslie A. Burke(23)	48,562	*	35,970	12,592	*
Ernesto Duran Cancel	5,361	*	1,722	3,639	*
Caren S. Schneider Trust Dtd 8/19/97, Caren S. Schneider, Trustee	9,400	*	1,667	7,733	*
Gregory Clarke(24)	6,929	*	4,468	2,461	*
Kenneth Larkin Cooper	15,131	*	7,626	7,505	*
Stephen A. Cooper(25)	60,286	*	25,074	35,212	*
Karen Cunningham	8,372	*	2,414	5,958	*
James E. Dayhoff, Jr.	15,131	*	7,626	7,505	*
Christiane S. Delessert	10,092	*	1,779	8,313	*
Denver United Methodist Church(26)	3,750	*	3,750	—	*
Adriane M. DiMeo Trust	9,338	*	6,555	2,783	*
Susan Rae Eisenberg(27)	156,712	*	22,348	134,364	*
Elizabeth Meltzer Trust	5,032	*	1,575	3,457	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder Name	Number	Percentage		Number	Percentage
V. Raymond Ferrara & Kimbrough F. Ferrara, Tenants by Entireties	30,682	*	8,984	21,698	*
Samuel Froedge	3,688	*	2,378	1,310	*
Patrick J. Gallagher	15,746	*	5,184	10,562	*
Stephanie M. Gardner	1,459	*	258	1,201	*
Matthew Aaron Garrett	15,412	*	3,082	12,330	*
Steven D. Gettis	2,200	*	844	1,356	*
GMRNFP Investments LLC	71,197	*	28,830	42,367	*
Joe R. Goodwin	14,095	*	9,090	5,005	*
Heidi D. Gorsuch	720	*	240	480	*
Stephanie M. Gardner, Custodian FBO Gabrielle Greenwell	600	*	112	488	*
Mark C. Griffith	1,313	*	524	789	*
James E. Hartfield	42,752	*	6,988	35,764	*
Jeffrey Scott Hartfield(28)	1,905	*	1,355	550	*
Jeffrey Scott Hartfield, Custodian FBO Brandon Lee Hartfield	750	*	600	150	*
Jeffrey Scott Hartfield, Custodian FBO Dakota Carson Hartfield	750	*	600	150	*
Jeffrey Scott Hartfield, Custodian FBO Jeffrey Scott Hartfield, Jr.	750	*	600	150	*
Todd S. Healy(29)	19,689	*	6,200	13,489	*
Todd Heckman	1,418	*	914	504	*
George W. Hester	1,918	*	1,104	814	*
Stephen Hill(30)	12,477	*	3,750	8,727	*
Elliot M. Holtz(31)	51,623	*	6,153	45,470	*
N. Douglas Hostetler(32)	31,153	*	14,994	16,159	*
James Kelly Hudelson	21,783	*	5,341	16,442	*
Jewish Federation of South Palm Beach County(33)	3,000	*	3,000	—	*
Infinity Trust, Harry M. McCabe Trustee(34)	2,019	*	504	1,515	*
John Irvin(35)	29,038	*	7,038	22,000	*
Jacob Burns Film Center(36)	1,100	*	1,100	—	*
Jennifer Meltzer Trust	5,032	*	1,575	3,457	*
Jerome T. Butwin Revocable Trust	34,932	*	14,554	20,378	*
Joel R. Baker Revocable Trust(37)	20,722	*	9,866	10,856	*
Jonathan Katz Trust 2 Dtd 10/1/82, Stuart M. Katz, Trustee	2,086	*	1,008	1,078	*
John Thomas Kraemer & Cim Shami Kraemer Intervivos Trust 1993, John Thomas Kraemer, Trustee(38)	50,853	*	6,673	44,180	*
Jordon R. Katz Revocable Trust, Dtd November 20, 2000, Jordon R. Katz, Trustee(39)	37,956	*	14,722	23,234	*
Alan L. Kaye(40)	64,319	*	11,269	53,050	*
Barry Kaye(41)	247,142	*	159,445	87,697	*
Howard Kaye(42)	148,161	*	22,301	125,860	*
Joseph D. Kelly	15,970	*	2,446	13,524	*
Suzanne G. Kelly	15,970	*	2,446	13,524	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder Name	Number	Percentage		Number	Percentage
Steven Kolinsky(43)	18,958	*	3,750	15,208	*
William J. Kring	10,242	*	2,288	7,954	*
Steven H. Kronethal	7,415	*	2,578	4,837	*
Richard R. Kruse	5,670	*	2,700	2,970	*
Lafayette College(44)	25,000	*	25,000	—	*
Michael J. Lancaster	7,220	*	4,762	2,458	*
John Lanning and Carol Lanning JTWROS	13,709	*	2,378	11,331	*
Gregory K. Large	26,744	*	2,556	24,188	*
Leslie H. Zuckerman Revocable Trust(45)	21,320	*	3,672	17,648	*
Larry Letterio	20,283	*	3,855	16,428	*
Lindsay & Associates Incorporated Employees Profit Sharing Plan, William Lindsay, Trustee	2,728	*	2,180	548	*
Thomas L. Long	17,125	*	3,425	13,700	*
David A. Maschino	26,709	*	9,697	17,012	*
Mike Mathloudakis(46)	1,881	*	1,504	377	*
Mark Meltzer Trust	4,923	*	1,575	3,348	*
Max Meltzer Trust	4,923	*	1,575	3,348	*
Alan L. Meltzer(47)	180,994	*	39,863	141,131	*
Marvin Meyer	44,224	*	12,709	31,515	*
Michael Zanders IRA, NFS as custodian(48)	7,410	*	3,243	4,167	*
Richard Morley	15,980	*	4,700	11,280	*
Philip Moroneso	8,062	*	1,612	6,450	*
James J. Moynihan(49)	3,762	*	3,608	154	*
Robert E. Muzikowski	8,551	*	1,265	7,286	*
Mark A. Nelson	5,625	*	3,308	2,317	*
Raymond P. Newsom	22,155	*	11,908	10,247	*
Michael R. O’Riordan(50)	37,370	*	9,954	27,416	*
Bryan Ohm	4,068	*	405	3,663	*
Gregory L. Olsen	12,880	*	4,365	8,515	*
Elaine M. Paris	2,400	*	1,000	1,400	*
PCG Foundation(51)	1,200	*	1,200	—
Esther S. Pearlstone	4,228	*	2,727	1,501	*
Anthony C. Peyser	20,670	*	6,666	14,004	*
Eric A. Pockross(52)	7,216	*	2,000	5,216	*
Donald Brent Portell	37,323	*	14,928	22,395	*
Donald J. Portell	55,452	*	13,863	41,589	*
Ernharth & Associates, Inc. Profit Sharing Plan Account of Ronald L. Ernharth	6,575	*	5,190	1,385	*
Lorraine Quackenbush	2,000	*	1,600	400	*
Denise Quinn	5,272	*	1,126	4,146	*
Gerald and Kimberly Rappold(53)	2,428	*	1,038	1,390	*
Lawrence B. Raymond Ttee UA Dtd 3/14/82 Lawrence B. Raymond(54)	4,000	*	3,420	580	*
John Daniel Rigby	20,627	*	8,594	12,033	*
Robert Rosen(55)	202,694	*	34,918	167,776	*
Robert and Dale Rosen Charitable Foundation(56)	8,730	*	8,730	—	*

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder Name	Number	Percentage		Number	Percentage
Robert A. DiMeo Trust Dtd 6/19/96, Robert DiMeo Trustee(57)	8,835	*	4,053	4,782	*
Christopher R. Sampers	380	*	100	280	*
Aviva E. Sapers(58)	4,949	*	871	4,078	*
Glenda Schmidt(59)	10,769	*	593	10,176	*
Karen Schmidt	1,761	*	183	1,578	*
Frank G. Schwartz	2,634	*	564	2,070	*
Judy Siegel	1,415	*	366	1,049	*
Howard Silverman(60)	17,505	*	2,518	14,987	*
John D. Smith(61)	45,019	*	27,316	17,703	*
Jeffrey Solodkin & Erica Solodkin, Tenants by the Entirety(62)	32,582	*	5,920	26,662	*
Jacqueline Stirling	8,933	*	2,575	6,358	*
Stanley I. Strouch(63)	659	*	400	259	*
Peter A. Sturrock	430	*	172	258	*
Ike J. Talbot	1,076	*	746	330	*
Jeffrey S. Tate	7,224	*	479	6,745	*
Thomas L. Taylor	8,933	*	2,575	6,358	*
Kara Thompson & Marty Thompson, Joint Tenants	155	*	100	55	*
Steven P. Thompson	3,848	*	1,436	2,412	*
Algot Thorell	3,458	*	1,015	2,443	*
Randy Thurman	6,628	*	3,636	2,992	*
Thomas Creagher Turner	397	*	118	279	*
Richard J. Valentine	209,042	*	103,565	105,477	*
Walter H. Van Buren(64)	3,160	*	1,031	2,129	*
Kenneth W. Vander Hart	3,751	*	2,205	1,546	*
Edward L. Wallack(65)	2,389	*	1,045	1,344	*
Richard Wezner	15,501	*	10,000	5,501	*
Patrick S. Williams	20,086	*	6,019	14,067	*
William A. Schneider Trust Dtd 8/19/97	13,963	*	2,242	11,721	*
Howard Winitsky	22,671	*	6,818	15,853	*
Larry Winsten(66)	26,167	*	4,334	21,833	*
Lisa Winsten(67)	3,557	*	623	2,934	*
Robert L. Winter	12,814	*	1,624	11,190	*
Bernard Wolfe	9,517	*	3,185	6,332	*
Bonnie L. Zagula	1,700	*	1,347	353	*
Mathew E. Zagula & Stephanie Zagula, Joint Tenants	1,094	*	898	196	*
Combined Jewish Philanthropies of Greater Boston(68)	1,916	*	1,916	—	*

*	Represents less than 1% of outstanding common stock.
(1)	Includes options to purchase 560,000 shares of common stock and 4,714 restricted stock units. Ms. Bibliowicz owns 2,000 shares of common stock jointly with her children.
(2)	Includes options to purchase 171,825 shares of common stock and 3,275 shares of common stock acquirable pursuant to restricted stock units.
(3)	Includes options to purchase 90,500 shares of common stock and 3,235 shares of common stock acquirable pursuant to restricted stock units.
(4)	Includes options to purchase 46,065 shares of common stock and 1,977 shares of common stock acquirable pursuant to restricted stock units.
(5)	Includes options to purchase 44,000 shares of common stock and 2,068 shares of common stock acquirable pursuant to restricted stock units. Mr. Montgomery owns 1,000 shares of common stock jointly with his wife.

(6)	Includes options to purchase 13,333 shares of common stock.
(7)	Includes options to purchase 13,333 shares of common stock.
(8)	Does not include shares of common stock beneficially owned by Apollo Management IV, L.P. Mr. Becker is a partner of Apollo Management IV, L.P. Mr. Becker disclaims beneficial ownership of the shares beneficially owned by Apollo Management IV, L.P.
(9)	Includes options to purchase 5,000 shares of common stock.
(10)	Includes options to purchase 8,333 shares of common stock.
(11)	Includes options to purchase 5,000 shares of common stock.
(12)	Represents shares beneficially held by Apollo Investment Fund IV, L.P. (3,674,995 shares) and Apollo Overseas Partners IV, L.P. (200,042 shares). Apollo Management IV, L.P. serves as the day-to-day manager for each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. The principal address of Apollo Management IV, L.P. is 9 West 57th Street, 43rd Floor, New York, NY 10019. The figures under the column “Shares Beneficially Owned After Offering” reflect the sale of both 500,019 shares of our common stock Apollo Management IV, L.P. has agreed to sell in this offering as listed under the column “Shares Being Offered” and 2,000,000 shares of our common stock that Apollo has agreed to sell to us in a separate privately negotiated transaction. Apollo agreed to sell to us at the same price as the price to the public per share sold by the selling stockholders in this offering. The sale is expected to close on the same date as the settlement date of this offering. See “Summary—Concurrent Transactions”.
(13)	Based on information included in a Schedule 13G, dated October 18, 2006, filed with the SEC by Atticus Capital LP and Atticus Management LLC. The principal address of Atticus Capital LP is 152 West 57th Street, 45th Floor, New York, NY 10019.
(14)	Unless otherwise indicated, these selling stockholders represent current and former principals and affiliates, current and former officers, directors and employees of NFP and our subsidiaries, persons who sold a portion of a subsidiary to us but did not become a principal, and each of their respective transferees, as permitted under the terms of our stockholders agreement or lock-up agreement.
(15)	Represents 25,000 shares of common stock to be donated immediately prior to the offering by Barry Kaye.
(16)	Includes 1,100 shares of common stock that will be donated to Jacob Burns Film Center immediately before the offering.
(17)	Includes options to purchase 2,879 shares of common stock.
(18)	Includes options to purchase 6,759 shares of common stock.
(19)	Includes options to purchase 6,759 shares of common stock.
(20)	Includes 25,000 shares of common stock that will be donated to Lafayette College immediately before the offering.
(21)	Includes 253 shares of common stock acquirable pursuant to restricted stock units.
(22)	Includes 696 shares of common stock acquirable pursuant to restricted stock units.
(23)	Includes options to purchase 29,926 shares of common stock.
(24)	Includes 3,750 shares of common stock that will be donated to Denver United Methodist Church immediately before the offering
(25)	Includes options to purchase 29,787 shares of common stock.
(26)	Represents 3,750 shares of common stock to be donated immediately prior to the offering by Gregory Clarke.
(27)	Includes options to purchase 110,000 shares of common stock.
(28)	Includes options to purchase 330 shares of common stock.
(29)	Includes options to purchase 15,605 shares of common stock and 253 shares of common stock acquirable pursuant to restricted stock units.
(30)	Includes 36 shares of common stock acquirable pursuant to restricted stock units.
(31)	Includes options to purchase 45,260 shares of common stock and 1,490 shares of common stock acquirable pursuant to restricted stock units. Mr. Holtz, our Executive Vice President, Marketing & Firm Operations, is also listed within “All executive officers and directors as a group (14 persons)” in the table.
(32)	Includes options to purchase 15,219 shares of common stock and 245 shares of common stock acquirable pursuant to restricted stock units.
(33)	Represents 3,000 shares of common stock to be donated immediately prior to the offering by Howard Kaye.

(34)	Includes options to purchase 4,600 shares of common stock.
(35)	Includes options to purchase 1,801 shares of common stock and 727 shares of common stock acquirable pursuant to restricted stock units.
(36)	Represents 1,100 shares of common stock to be donated immediately prior to the offering by David Alexander.
(37)	Includes options to purchase 20,722 shares of common stock.
(38)	Includes 794 shares of common stock acquirable pursuant to restricted stock units.
(39)	Includes options to purchase 9,820 shares of common stock.
(40)	Includes options to purchase 38,943 shares of common stock.
(41)	Includes 2,500 shares of common stock that will be donated to Carole and Barry Kaye Foundation. Includes options to purchase 247,142 shares of common stock.
(42)	Includes 3,000 shares of common stock that will be donated to Jewish Federation of South Palm Beach County immediately before the offering. Includes options to purchase 138,152 shares of common stock.
(43)	Includes options to purchase 5,000 shares of common stock and 36 shares of common stock acquirable pursuant to restricted stock units.
(44)	Represents 25,000 shares of common stock to be donated immediately prior to the offering by Brenda Blythe Trust.
(45)	Includes 53 shares of common stock acquirable pursuant to restricted stock units.
(46)	Includes 1,200 shares of common stock that will be donated to PCG Foundation immediately before the offering.
(47)	Includes options to purchase 5,000 shares of common stock.
(48)	Includes 253 shares of common stock acquirable pursuant to restricted stock units.
(49)	Includes options to purchase 2,000 shares of common stock.
(50)	Includes options to purchase 17,255 shares of common stock.
(51)	Represents 1,200 shares of common stock to be donated immediately prior to the offering by Mike Mathioudakis.
(52)	Includes options to purchase 3,816 shares of common stock.
(53)	Includes 25 shares of common stock acquirable pursuant to restricted stock units.
(54)	Includes options to purchase 2,000 shares of common stock.
(55)	Includes options to purchase 202,694 shares of common stock. Includes 8,730 shares of common stock that will be donated to Robert and Dale Rosen Charitable Foundation immediately before the offering.
(56)	Represents 8,730 shares of common stock to be donated immediately prior to the offering by Robert Rosen.
(57)	Includes options to purchase 2,878 shares of common stock and 253 shares of common stock acquirable pursuant to restricted stock units.
(58)	Includes 136 shares of common stock acquirable pursuant to restricted stock units. Includes 871 shares of common stock that will be donated to Combined Jewish Philanthropies of Greater Boston immediately before the offering.
(59)	Includes 253 shares of common stock acquirable pursuant to restricted stock units.
(60)	Includes options to purchase 1,000 shares of common stock and 1,035 shares of common stock acquirable pursuant to restricted stock units.
(61)	Includes options to purchase 44,654 shares of common stock and 365 shares of common stock acquirable pursuant to restricted stock units.
(62)	Includes 53 shares of common stock acquirable pursuant to restricted stock units.
(63)	Includes 39 shares of common stock acquirable pursuant to restricted stock units.
(64)	Includes options to purchase 1,000 shares of common stock and 123 shares of common stock acquirable pursuant to restricted stock units.
(65)	Includes 136 shares of common stock acquirable pursuant to restricted stock units. Includes 1,045 shares of common stock that will be donated to Combined Jewish Philanthropies of Greater Boston immediately before the offering.
(66)	Includes options to purchase 4,988 shares of common stock.
(67)	Includes options to purchase 3,557 shares of common stock.
(68)	Represents 1,045 and 871 shares of common stock to be donated immediately prior to tax offering by Edward L. Wallack and Aviva E. Sapers, respectively.

IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

We intend to continue to pay quarterly cash dividends on our common stock. See “Dividend Policy.” In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in 2001 under EGTRRA increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Any amounts over-withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 241,256 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 241,256 additional shares.

Paid by the Selling Stockholders, excluding Apollo

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by Apollo

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

After completion of the sales contemplated by the privately negotiated repurchase described under “Summary—Concurrent Transactions” and this offering, Apollo will receive the same proceeds per share, net of underwriting discounts, for the shares it sold pursuant to the repurchase and in this offering, on an aggregate basis, as the other selling stockholders will receive for the shares they sold in this offering.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our executive officers, directors and certain of our stockholders who are a party to our stockholders agreement or a separate lock-up agreement, whom we refer to as covered stockholders, have agreed with the underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters.

The restrictions described above are subject to certain exceptions. We may issue shares in connection with acquisitions of firms. We also may issue shares or securities that represent the right to receive shares pursuant to our benefit plans. Apollo’s sale of shares pursuant to the privately negotiated transaction described under “Summary—Concurrent Transactions” is expressly permitted. We are also expressly permitted to issue the convertible notes. Our executive officers, directors and covered stockholders will be permitted to transfer their common stock to certain other covered stockholders or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, provided in each case that the transferee agrees to be bound by the restrictions described above. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all covered stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual covered stockholder.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are also taking part in the concurrent offering of our convertible notes by means of a separate prospectus supplement.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Bank of America, N.A, an affiliate of Banc of America Securities LLC, is administrative agent of the credit agreement we entered into on August 22, 2006, and it has committed amounts to the facility as a lender.

VALIDITY OF COMMON STOCK

The validity of our common stock offered in this offering and certain other legal matters will be passed upon for us by Douglas W. Hammond, our Executive Vice President and General Counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. LeBoeuf, Lamb, Greene & MacRae LLP has in the past performed and continues to perform legal services for us.

National Financial Partners Corp.

Debt Securities

Preferred Stock

Common Stock

National Financial Partners Corp., from time to time, may offer to sell senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “NFP.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated June 9, 2006

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer as well as the shares of common stock that selling stockholders may offer. Each time we sell securities or we and/or selling stockholders sell shares of common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2006, as amended by Amendment No. 1 on Form 10-K/A, filed on May 25, 2006;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 11, 2006;

•	Our Current Reports on Form 8-K filed on January 5, 2006, January 23, 2006 and March 2, 2006; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 22, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

National Financial Partners Corp.

787 Seventh Avenue, 11th Floor

New York, New York 10019

Attention: General Counsel

Telephone: (212) 301-4000

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations.

These forward-looking statements are based on management’s current views with respect to future results, and are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in the pricing, design or underwriting of insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations;

•	uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenues and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2005.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

NATIONAL FINANCIAL PARTNERS CORP.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions and, as of April 30, 2006, operate a national distribution network with over 1,900 producers in 41 states and Puerto Rico consisting of over 165 owned firms and over 210 affiliated third-party distributors. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

National Financial Partners Corp., or NFP, operates as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG American General, AIG SunAmerica, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Columbia Funds, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot Lincoln Financial Group, Lloyds of London, Mass Mutual, Metlife Investors, MGIS, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Life, Protective, Securian, Standard Insurance Company, Sun Life, Transamerica, Retirement Services, United Healthcare, Unum Provident, US Allianz, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

We were incorporated as a Delaware corporation on August 27, 1998. Our common stock is listed on the New York Stock Exchange under the symbol “NFP.” Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. Our Internet address is www.nfp.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling stockholder named in such prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated.

Three months ended March 31, 2006	Year ended December 31,
	2005	2004	2003	2002	2001
7.47x	12.19x	16.95x	9.48x	6.28x	—

For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of:

•	pre-tax income from continuing operations; plus

•	fixed charges.

Combined fixed charges consist of:

•	interest (whether expensed or capitalized) on our bank loan; plus

•	amortization of expenses related to our bank loan; plus

•	the portion of rental expense which we estimate to be representative of the interest factors in our leases.

Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to combined fixed charges and preferred dividends. As of the date of this prospectus, we have not issued any shares of our preferred stock.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, a copy of each of which is incorporated by reference into the registration statement of which this prospectus forms a part.

General

As of date of this prospectus, we are authorized to issue up to 180,000,000 shares of common stock, par value $0.10 per share. On March 15, 2006, our board of directors authorized, subject to stockholder approval, an amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 180,000,000 shares. Our stockholders approved this proposal at our annual meeting of stockholders on May 17, 2006. As of April 30, 2006, there were 37,396,147 shares of our common stock outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated certificate of incorporation, the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. The common stock shall vote together as a single class.

Dividends

Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the board of directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of all our liabilities and obligations and after payment has been made to holders of each series of preferred stock of the full amount to which they are entitled, holders of shares of common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all remaining assets available for distribution to holders of the common stock.

Stockholders Agreement

General

Certain of our stockholders who received shares of our common stock directly from us prior to our 2003 initial public offering as consideration in connection with the acquisition of a business with which such stockholder was associated or affiliated, and their transferees, are parties to a second amended and restated stockholders agreement with us. The following is a summary of material provisions of the stockholders agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the stockholders agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

Voting

Each stockholder that is a party to the stockholders agreement is prohibited from entering into any voting trust or similar agreement or act in a manner that is inconsistent with the terms of the stockholders agreement.

Transfer restrictions

Transfers generally prohibited. Under the terms of the stockholders agreement, pursuant to resolutions adopted by our board of directors in accordance with Section 2.8(e) of the stockholders agreement, each of our stockholders party to the stockholders agreement was permitted to sell up to the aggregate of his or her “holdover amount” plus up to 20% of his or her “applicable total shares” (as defined in the stockholders agreement) in our 2005 underwritten offering plus any shares needed to cover the option to purchase additional shares granted to the underwriters. “Holdover amount” in this context means the aggregate of specified shares of our common stock, referred to in the stockholders agreement as “covered shares,” the stockholder was permitted to sell in our September 2003 initial public offering or in any subsequent period, but did not sell. Since the completion of our 2005 underwritten offering, these stockholders are currently prohibited, subject to limited exceptions, from transferring any covered shares except that these stockholders may transfer (i) the aggregate of any holdover amount, including shares that were eligible to be sold in the 2005 underwritten offering but were not in fact sold, pursuant to Rule 144 under the Securities Act, (ii) from September 17, 2006 to September 16, 2008, the aggregate of any holdover amount plus 20% of their applicable total shares and (iii) after September 16, 2008, any remaining shares.

The restrictions described above are subject to certain exceptions. These stockholders are permitted to transfer their covered shares to certain other existing stockholders which are parties to the stockholders agreement or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, to principals under limited circumstances, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual stockholder. Further, our board of directors has the right to unilaterally amend the stockholders agreement to reduce the restrictions on transfer. Finally, these restrictions generally do not apply to shares that our existing stockholders buy in the public market.

In addition to the restrictions included in the stockholders agreement, certain of NFP’s directors, officers and employees as well as the officers and employees of NFPSI and NFPISI separately agreed to be bound by more restrictive lock-ups at the time of our September 2003 initial public offering, March 2004 secondary offering and August 2005 secondary offering of our common stock. The members of our board of directors and executive officers, the president of NFPISI, and the chief executive officer and president of NFPSI agreed that, following our September 2003 initial public offering, subject to exceptions for transfers to certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below, they may transfer their shares only as follows:

•	in the 2005 underwritten offering, up to 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods;

•	during the period from 36 to 60 months after our September 2003 initial public offering, up to an additional 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods; and

•	thereafter, they may freely sell remaining unsold amounts; provided, however, that so long as the officer remains employed by NFP, NFPSI or NFPISI or the director is serving on our board, he or she (in the aggregate with any family members, trusts or family partnerships, and qualified domestic relations orders transferees to whom shares have been transferred pursuant to the exceptions described above) must retain at least 50% of their applicable total shares.

Tag-along rights

If Apollo Investment Fund IV, L.P. proposes to sell shares of our common stock so that, following the proposed sale, more than 10% of the then outstanding shares of our common stock will have been sold to one holder or one group of related holders, Apollo Investment Fund IV, L.P. is required to give written notice to each stockholder that is a party to the stockholders agreement of the number of shares and the per share price of the proposed sale and each such stockholder has the right, for a period of 30 days after receipt of the notice, to participate in the proposed sale with respect to a number of shares calculated through a predetermined formula set forth in the stockholders agreement. Tag-along rights, however, do not apply when Apollo Investment Fund IV, L.P. transfers to one of its affiliates or pursuant to a registration statement filed with the SEC. If a stockholder does not exercise the tag-along right, Apollo Investment Fund IV, L.P. is free, for a period of 120 days, to sell the shares, but only if the shares are sold at a price equal to or greater than 95% of the price and on no more favorable material terms than those set forth in the notice.

Registration rights

All of the stockholders that are party to the stockholders agreement have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering initiated by us, up to an aggregate maximum as determined in the manner described in the stockholders agreement. The “piggyback” registration rights of these stockholders are subject to the transfer restrictions described above under “—Transfer restrictions” and to proportional cutbacks by the underwriters in the manner described in the stockholders agreement.

Amendment

The stockholders agreement may be amended with the written consent of us, Apollo Investment Fund IV, L.P., and stockholders that are parties to the stockholders agreement holding more than 50% of the then outstanding shares of common stock held by all such stockholders.

Lock-Up Agreement

Each of our stockholders that initially acquired or, in the ordinary course, will initially acquire its shares of our common stock directly from us after our September 2003 initial public offering as consideration (including any contingent consideration received by such stockholder at any time) in connection with the acquisition of a business with which such stockholder was affiliated or associated has entered or will enter into a lock-up agreement with us. Under the terms of the lock-up agreement, each of our stockholders party to a lock-up agreement agrees that it will not, subject to limited exceptions, transfer specified shares of our common stock, referred to in the lock-up agreement as “covered shares.” In addition, subject to certain exceptions, (i) if the stockholder acquired its shares of common stock on or prior to March 9, 2004, in each 12-month period commencing 24 months after the date on which such stockholder initially acquired shares from us, or (ii) if the stockholder acquired its shares of common stock after March 9, 2004, in each 12-month period commencing on the date that is 12 months after the date on which such stockholder initially acquired shares from us, it may transfer the aggregate of any holdover amount plus up to 20% of its applicable total shares, provided that commencing on the fifth anniversary of the date on which such stockholder initially acquired shares from us, it may freely transfer any of its remaining shares. Any covered shares that were eligible for sale, but were not in fact sold, in our 2004 underwritten public offering and our 2005 underwritten public offering are currently eligible for sale pursuant to Rule 144 under the Securities Act. Because we permitted stockholders who initially acquired their shares from us (i) between January 1, 2004 and March 29, 2004 or (ii) between October 1, 2004 and July 1, 2005, to sell 20% of their applicable total shares before the second and first anniversary, respectively, of such acquisition in our 2005 underwritten public offering, if such stockholder did not participate in such offering or did not sell the maximum number of shares eligible to be sold, the liquidity schedule for such unsold amounts reverted to the terms established in their lock-up agreement. In addition, each of our stockholders party to a lock-up agreement agrees that, without the prior written consent of each lead underwriter, with respect to any underwritten offering of our securities, it will not, subject to limited exceptions, transfer any shares of our common stock during the period beginning 14 days prior to and ending 180 days after the date of the final prospectus or other offering document (or such shorter period as the managing underwriters have agreed with NFP or the sellers, have agreed as to Apollo or may otherwise permit).

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-Laws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized, But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder;

•	after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding stock; or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, which the interested stockholder does not own, authorize the business combination.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services LLC. Its address is 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number at this location is (201) 296-4000.

Listing

Our common stock is listed on the NYSE under the symbol “NFP”.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to any series of preferred stock so offered will be described in the prospectus supplement relating to that preferred stock. You should also read the more detailed provisions of our amended and restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, which is incorporated by reference into the registration statement of which this prospectus forms a part, and the certificate of designation relating to a particular series of preferred stock. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a Current Report on Form 8-K or other periodic report incorporated by reference into this prospectus.

General

Under our amended and restated certificate of incorporation and by-laws, our board of directors is authorized without further stockholder action to adopt resolutions, by an affirmative vote of a majority of the board, providing for the issuance of up to 200,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix by resolution any of the powers, designations, preferences and relative dividend participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the number of shares constituting each such series. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms thereof, including, where applicable:

•	the title, designation, number of shares and stated value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rates, if any (or method of calculation), whether that rate is fixed or variable or both, and the dates on which dividends will be payable, whether those dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

•	the dates on which the preferred stock will be subject to redemption and the applicable redemption prices;

•	any redemption or sinking fund provisions;

•	the convertibility or exchangeability of the preferred stock;

•	if other than United States dollars, the currency or currencies (including composite currencies) in which the preferred stock is denominated and/or in which payments will or may be payable;

•	the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or the value, rate or price relevant to that calculation;

•	the place where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	any additional dividend, liquidation, redemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions.

The federal income tax consequences and special considerations applicable to any series of preferred stock will be generally described in the prospectus supplement related thereto.

Rank

Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank pari passu as to dividends and liquidation rights in all respects with each other series of preferred stock.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends out of our assets legally available for payment, at those rates and on the dates as will be set forth in the prospectus supplement relating to that series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock books on the record dates fixed by our board of directors or a duly authorized committee thereof. Different series of preferred stock may be entitled to dividends at different rates or based upon different methods of determination. Those rates may be fixed or variable or both. Dividends on any series of preferred stock may be cumulative or noncumulative as provided in the prospectus supplement relating thereto. Except as provided in the related prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Rights

Unless otherwise stated in the related prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to that series of preferred stock upon liquidation, liquidating distributions in an amount set forth in the prospectus supplement related to that series of preferred stock, plus an amount equal to all accrued and unpaid dividends up to the date fixed for distribution for the current dividend period and, if that series of preferred stock is cumulative, for all dividend periods prior thereto, all as set forth in the prospectus supplement with respect to that series of preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, amounts payable with respect to a series of preferred stock and any other shares of our capital stock ranking pari passu as to any distribution with that series of preferred stock are not paid in full, holders of that series of preferred stock and of such other shares will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment in full of the liquidating distribution to which they are entitled, holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, our consolidation or merger with or into any other corporation, nor the merger or consolidation of any other corporation into or with us, will be deemed to be a liquidation, dissolution or winding up of us.

Redemption and Sinking Fund

The terms, if any, on which shares of a series of preferred stock may be subject to optional or mandatory redemption, in whole or in part, or may have the benefit of a sinking fund, will be set forth in the prospectus supplement relating to that series.

Voting Rights

The voting rights attaching to any series of preferred stock will be described in the applicable prospectus supplement.

Conversion and Exchange Rights

The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable will be set forth in the prospectus supplement relating thereto. The prospectus supplement will describe the securities or rights into which the shares of preferred stock are convertible or exchangeable (which may include other preferred stock, debt securities, depositary shares, common stock or other of our securities or rights (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which those conversions or exchanges will be effected including the initial conversion or exchange prices or rules, the conversion or exchange period and any other related provisions. Those terms may include provisions for conversion or exchange, the exchange or conversion period, provisions as to whether the conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the consideration to be received by holders of that series of preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may offer secured or unsecured debt securities, which may be convertible. Our debt securities will be issued under an indenture to be entered into between us and Wells Fargo Bank, National Association. Holders of our indebtedness will be structurally subordinated to holders of any indebtedness (including trade payables) of any of our subsidiaries.

We have summarized certain general features of the debt securities from the indenture. A form of indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	whether securities issued by us will be secured or unsecured, and if secured, what the collateral will consist of;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the principles thereof relating to conflicts of law.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Douglas W. Hammond, Esq., Executive Vice President and General Counsel of National Financial Partners Corp. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Mr. Hammond and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2005 and December 31, 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005, included in our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on May 25, 2006, incorporated by reference in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

1,608,849 Shares

National Financial Partners Corp.

Common Stock

Joint Book-running Managers

Goldman, Sachs & Co.
Banc of America Securities LLC

Joint Lead Manager

Merrill Lynch & Co.